UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Dollar General Corporation

(Name of Issuer)

Common Stock, par value $0.875 per share

(Title of Class of Securities)

256677 105

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 256677 105

1.	Name of Reporting Person KKR Fund Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 299,713,583*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 299,713,583*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 299,713,583*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 88.0%*

12.	Type of Reporting Person (See Instructions) PN

*                                         Represents the aggregate number of shares of common stock of Dollar General Corporation held by Buck Holdings, L.P., the parent of Dollar General Corporation  See Item 4 of this Statement on Schedule 13G.

CUSIP No. 256677 105

1.	Name of Reporting Person KKR 2006 Fund L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 299,713,583*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 299,713,583*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 299,713,583*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 88.0%*

12.	Type of Reporting Person (See Instructions) PN

*                                       Represents the aggregate number of shares of common stock of Dollar General Corporation held by Buck Holdings, L.P., the parent of Dollar General Corporation  See Item 4 of this Statement on Schedule 13G.

CUSIP No. 256677 105

1.	Name of Reporting Person KKR Associates 2006 LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 299,713,583*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 299,713,583*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 299,713,583*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 88.0%*

12.	Type of Reporting Person (See Instructions) PN

*                                       Represents the aggregate number of shares of common stock of Dollar General Corporation held by Buck Holdings, L.P., the parent of Dollar General Corporation  See Item 4 of this Statement on Schedule 13G.

CUSIP No. 256677 105

1.	Name of Reporting Person KKR 2006 GP LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 299,713,583*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 299,713,583*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 299,713,583*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 88.0%*

12.	Type of Reporting Person (See Instructions) OO

*                                       Represents the aggregate number of shares of common stock of Dollar General Corporation held by Buck Holdings, L.P., the parent of Dollar General Corporation  See Item 4 of this Statement on Schedule 13G.

CUSIP No. 256677 105

1.	Name of Reporting Person KKR Fund Holdings GP Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 299,713,583*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 299,713,583*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 299,713,583*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 88.0%*

12.	Type of Reporting Person (See Instructions) OO

*                                         Represents the aggregate number of shares of common stock of Dollar General Corporation held by Buck Holdings, L.P., the parent of Dollar General Corporation  See Item 4 of this Statement on Schedule 13G.

CUSIP No. 256677 105

1.	Name of Reporting Person KKR Group Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 299,713,583*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 299,713,583*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 299,713,583*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 88.0%*

12.	Type of Reporting Person (See Instructions) PN

*                                         Represents the aggregate number of shares of common stock of Dollar General Corporation held by Buck Holdings, L.P., the parent of Dollar General Corporation  See Item 4 of this Statement on Schedule 13G.

CUSIP No. 256677 105

1.	Name of Reporting Person KKR Group Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 299,713,583*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 299,713,583*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 299,713,583*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 88.0%*

12.	Type of Reporting Person (See Instructions) OO

*                                         Represents the aggregate number of shares of common stock of Dollar General Corporation held by Buck Holdings, L.P., the parent of Dollar General Corporation  See Item 4 of this Statement on Schedule 13G.

CUSIP No. 256677 105

1.	Name of Reporting Person KKR & Co. L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 299,713,583*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 299,713,583*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 299,713,583*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 88.0%*

12.	Type of Reporting Person (See Instructions) PN

*                                         Represents the aggregate number of shares of common stock of Dollar General Corporation held by Buck Holdings, L.P., the parent of Dollar General Corporation  See Item 4 of this Statement on Schedule 13G.

CUSIP No. 256677 105

1.	Name of Reporting Person KKR Management LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 299,713,583*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 299,713,583*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 299,713,583*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 88.0%*

12.	Type of Reporting Person (See Instructions) OO

*                                         Represents the aggregate number of shares of common stock of Dollar General Corporation held by Buck Holdings, L.P., the parent of Dollar General Corporation  See Item 4 of this Statement on Schedule 13G.

CUSIP No. 256677 105

1.	Name of Reporting Person Henry R. Kravis

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 299,713,583*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 299,713,583*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 299,713,583*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 88.0%*

12.	Type of Reporting Person (See Instructions) IN

*                                         Represents the aggregate number of shares of common stock of Dollar General Corporation held by Buck Holdings, L.P., the parent of Dollar General Corporation  See Item 4 of this Statement on Schedule 13G.

CUSIP No. 256677 105

1.	Name of Reporting Person George R. Roberts

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 299,713,583*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 299,713,583*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 299,713,583*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 88.0%*

12.	Type of Reporting Person (See Instructions) IN

*                                         Represents the aggregate number of shares of common stock of Dollar General Corporation held by Buck Holdings, L.P., the parent of Dollar General Corporation  See Item 4 of this Statement on Schedule 13G.

CUSIP No. 256677 105

STATEMENT ON SCHEDULE 13G

This is Schedule 13G filed with the U.S. Securities and Exchange Commission on February 16, 2010.

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, and as provided in the Joint Filing Agreement filed as Exhibit 1 to this Statement on Schedule 13G (this “Schedule 13G”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of common stock, par value $0.875 per share (the “Shares”), of Dollar General Corporation (the “Issuer”).

Item 1.
(a)	Name of Issuer: Dollar General Corporation
(b)	Address of Issuer’s Principal Executive Offices: 100 Mission Ridge Goodlettsville, Tennessee 37072

Item 2.
(a)

Name of Persons Filing:
KKR 2006 Fund L.P.

KKR Associates 2006 L.P.

KKR 2006 GP LLC

KKR Fund Holdings L.P.

KKR Fund Holdings GP Limited

KKR Group Holdings L.P.

KKR Group Limited

KKR & Co. L.P.

KKR Management LLC

Henry R. Kravis

George R. Roberts

(b)

Address of Principal Business Office, or, if none, Residence:
The principal business office for all persons filing (other than George R. Roberts) is:

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, NY 10019

CUSIP No. 256677 105

The principal business office for George R. Roberts is: c/o Kohlberg Kravis Roberts & Co. L.P. 2800 Sand Hill Road, Suite 200 Menlo Park, CA 94025
	(c)	Citizenship: See Item 4 of each cover page.
	(d)	Title of Class of Securities: Common stock, $0.875 par value per share.
	(e)	CUSIP Number: 256677 105

Item 3.
Not applicable.

Item 4.	Ownership.

(a)

Amount beneficially owned:

Buck Holdings, L.P. directly holds all of the Shares reported herein.  Buck Holdings, L.P. holds 299,713,583 Shares, or 88.0%, of the common stock of the Issuer based on 340,588,205 outstanding Shares as of December 1, 2009.  Buck Holdings, LLC is the general partner of Buck Holdings, L.P.  The membership interests of Buck Holdings, LLC are held by a private investor group, including affiliates of each of Kohlberg Kravis Roberts & Co. L.P. and Goldman, Sachs & Co. and other equity investors.

Each of KKR 2006 Fund L.P., KKR PEI Investments, L.P., 8 North America Investor L.P., Buck Co-Invest, LP and KKR Partners III, L.P. (collectively, the “KKR Funds”) directly holds membership interests in Buck Holdings, LLC and limited partnership interests in Buck Holdings, L.P. The KKR Funds hold the majority of such membership interests and limited partnership interests. KKR 2006 Fund, L.P. holds a majority of the membership interests of Buck Holdings, LLC and the limited partnership interests of Buck Holdings, L.P. that are held by the KKR Funds. The sole general partner of the KKR 2006 Fund L.P. is KKR Associates 2006 L.P., and the sole general partner of KKR Associates 2006 L.P. is KKR 2006 GP LLC.  The designated member of KKR 2006 GP LLC is KKR Fund Holdings L.P.

The sole general partner of KKR PEI Investments, L.P. is KKR PEI Associates, L.P., and the sole general partner of KKR PEI Associates, L.P. is KKR PEI GP Limited.  The sole shareholder of KKR PEI GP Limited is KKR Fund Holdings L.P.  Messrs. Kravis and Roberts have also been designated as managers of KKR 2006 GP LLC by KKR Fund Holdings L.P.

CUSIP No. 256677 105

The sole general partner of 8 North America Investor L.P. is KKR Associates 8 NA L.P., and the sole general partner of KKR Associates 8 NA L.P. is KKR 8 NA Limited.  The sole shareholder of KKR 8 NA Limited is KKR Fund Holdings L.P.

Buck Holdings Co-Invest GP, LLC is the sole general partner of Buck Holdings Co-Invest, LP, and the managing member of Buck Holdings Co-Invest GP, LLC is KKR Associates 2006 L.P. The sole general partner of KKR Associates 2006 L.P. is KKR 2006 GP LLC.  The designated member of KKR 2006 GP LLC is KKR Fund Holdings L.P.

KKR III GP LLC is the sole general partner of KKR Partners III, L.P.  The managers of KKR III GP LLC are Messrs. Kravis and Roberts.

The general partners of KKR Fund Holdings L.P. are KKR Fund Holdings GP Limited and KKR Group Holdings L.P.  The sole shareholder of KKR Fund Holdings GP Limited is KKR Group Holdings L.P.  The sole general partner of KKR Group Holdings L.P. is KKR Group Limited.  The sole shareholder of KKR Group Limited is KKR & Co. L.P.  The sole general partner of KKR & Co. L.P. is KKR Management LLC.  The designated members of KKR Management LLC are Henry R. Kravis and George R. Roberts.

Each of the Reporting Persons disclaims beneficial ownership of the Shares held by Buck Holdings, L.P.

	(b)	Percent of class: See Item 11 of each cover page.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote See Item 5 of each cover page.
		(ii)	Shared power to vote or to direct the vote See Item 6 of each cover page.
		(iii)	Sole power to dispose or to direct the disposition of See Item 7 of each cover page.
		(iv)	Shared power to dispose or to direct the disposition of See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

CUSIP No. 256677 105

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above.  To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the partners, members, affiliates or shareholders of the Reporting Persons and any other persons named in Item 4 or Item 8 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

As stated in Item 4 above, Buck Holdings, L.P. holds 299,713,583 Shares, or 88.0%, of the common stock of the Issuer.  Buck Holdings, LLC is the general partner of Buck Holdings, L.P.  The membership interests of Buck Holdings, LLC are held by a private investor group, including affiliates of each of Kohlberg Kravis Roberts & Co. L.P., Goldman, Sachs & Co., and other equity investors.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

CUSIP No. 256677 105

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 16, 2010

KKR 2006 FUND L.P.

By:	KKR Associates 2006 L.P., its general partner

By:	KKR 2006 GP LLC, its general partner

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Director

KKR ASSOCIATES 2006 L.P.

By:	KKR 2006 GP LLC, its general partner

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Director

KKR 2006 GP LLC

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Director

CUSIP No. 256677 105

KKR GROUP LIMITED

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Attorney-in-fact for Henry R. Kravis, Designated Member
By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Attorney-in-fact for George R. Roberts, Designated Member

KKR MANAGEMENT LLC

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Attorney-in-fact for Henry R. Kravis, Designated Member
By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Attorney-in-fact for George R. Roberts, Designated Member

HENRY R. KRAVIS

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Attorney-in-fact

CUSIP No. 256677 105

GEORGE R. ROBERTS

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Attorney-in-fact

CUSIP No. 256677 105

EXHIBITS

Exhibit
Number	Title

1	Joint Filing Agreement, dated February 16, 2010

2	Powers of attorney dated July 31, 2005, granted by Henry R. Kravis and George R. Roberts